Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

April 12, 2022

Registration Statement No. 333-237579

Supplementing the Preliminary Pricing Supplement, dated April 12, 2022,

and the Prospectus Supplement and Prospectus, each dated April 6, 2020

John Deere Capital Corporation

$600 million 3.350% Senior Notes Due April 18, 2029

Issuer:	John Deere Capital Corporation
Expected Ratings*:	A2 by Moody’s Investors Service, Inc.
A by Standard and Poor’s Ratings Services
A by Fitch Ratings, Inc.
Note Type:	Medium-Term Notes, Series H
Issue Size:	$600 million
Trade Date:	April 12, 2022
Settlement Date (T+3):	April 18, 2022
Maturity Date:	April 18, 2029
Benchmark Treasury:	2.375% due March 31, 2029
Benchmark Treasury Yield
and Price:	2.722%; 97-26
Spread to Treasury:	+65 basis points
Reoffer Yield:	3.372%
Coupon:	3.350% (the “Initial Interest Rate”)
Coupon Step Up:	From and including April 18, 2026 (or if such day is not a Business Day, as defined in the Prospectus, the next succeeding Business Day), the interest rate payable on the notes shall be increased by 25 basis points from the Initial Interest Rate to 3.600% per year unless John Deere Capital Corporation (the “Company”) has achieved the Sustainability Performance Target (as defined in the Preliminary Pricing Supplement) as of the Performance Reference Date (as defined in the Preliminary Pricing Supplement), as certified by the Company to the trustee in an officer’s certificate (which shall include the Assurance Letter (as defined in the Preliminary Pricing Supplement) as an exhibit thereto) on or prior to the Certification Date (as defined in the Preliminary Pricing Supplement); provided that, for the avoidance of doubt, the interest rate payable on the notes shall not increase from the Initial Interest Rate pursuant to this paragraph if the Company has achieved the Sustainability Performance Target as of the Performance Reference Date and certify to such on or prior to the Certification Date.
Coupon Payment Dates:	Semi-annually on April 18 and October 18, commencing on October 18, 2022 and ending on the Maturity Date.
Day Count:	30 / 360, Unadjusted
Denominations:	Minimum of $1,000 with increments of $1,000 thereafter.
Redemption Provision:	N/A
Price to Public:	99.864% plus accrued interest from April 18, 2022
Gross Spread:	0.420%
Net Proceeds (%):	99.444% plus accrued interest from April 18, 2022
Net Proceeds ($):	$596,664,000 plus accrued interest from April 18, 2022
CUSIP / ISIN:	24422EWE5 / US24422EWE57
Joint Book-Running Managers:	BofA Securities, Inc.
Credit Agricole Securities (USA) Inc.
HSBC Securities (USA) Inc.
RBC Capital Markets, LLC
Co-Managers:	BNP Paribas Securities Corp.
Commerz Markets LLC
Loop Capital Markets LLC
R. Seelaus & Co., LLC
Wells Fargo Securities, LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, Credit Agricole Securities (USA) Inc. toll-free at 1-866-807-6030, HSBC Securities (USA) Inc. toll-free at 1-866-811-8049 and RBC Capital Markets, LLC toll-free at 1-866-375-6829.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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